18004996

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING
Received
FEB 28 2018
WASH, D.C.

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SEC FILE NUMBER
8- 36803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2017 AND ENDING December 31, 2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P.P. Euro-Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Ave 38th Floor.
(No. and Street)

New York N.Y. 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi + Co
(Name – *if individual, state last, first, middle name*)

488 Madison Ave New York N.Y. 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

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J.P.P. Euro-Securities, Inc.

Statement of Financial Condition

And

Report of Independent Registered Public Accounting Firm

December 31, 2017

J.P.P. Euro-Securities, Inc.

Contents

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	3,066,523
Cash, segregated for exclusive benefit of customers		350,000
Due from Parent		105,663
Expense reimbursement receivable		27,258
Prepaid expenses		13,907
	$	3,563,351
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	73,152
Payable to affiliate		10,421
Unearned Income		20,000
		103,573
Stockholder's equity		
Common stock, $1 par value, 25,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		1,178,990
Retained earnings		2,255,788
Total stockholder's equity		3,459,778
	$	3,563,351

See accompanying notes to financial statement.

J.P.P. EURO-SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 4, 1986, registered as a broker dealer in December 1986 and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

On June 19, 2006, Intermonte SIM Spa (the "Parent") purchased all of the outstanding shares of the Company from Oddo et Cie, Enterprise d'Investissement.

The Company introduces United States investors to its foreign brokerage affiliates for execution of transactions with respect to securities listed on various securities exchanges in Europe. The Company does not hold customer funds or safekeep customer securities. The Company also engages in private placement of securities and distribution of third party research.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2018. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers its investment in a money market fund to be a cash equivalent.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation of equipment, furniture and fixtures on a straight line basis, over the estimated useful life of 7 years. At December 31, 2017, all property and equipment was fully depreciated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of FINRA,and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 with respect to transactions effected on foreign securities markets. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2017, the Company had net capital of approximately $3,313,000 which was approximately $3,063,000 in excess of its minimum requirement of $250,000.

3. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions in which counterparties primarily include broker-dealers, banks, and other financial institutions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash balances principally in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

4. Rule 15c3-3

The Company is subject to Securities and Exchange Commission Rule 15c3-3, as adopted and administered by the Securities and Exchange Commission. To comply with its requirements, cash in the amount of $350,000 has been segregated in a special reserve account for the exclusive benefit of customers.

5. Related party transactions

Due from Parent of approximately $105,663 includes reimbursable expenses and service fees incurred but not yet paid by the Parent.

6. Letter of credit

The Company established an irrevocable standby letter of credit in the amount of approximately $95,000, issued in connection with the operating lease for the office facility in New York. The letter is automatically extended through March 2020.The Parent company guarantees the standby letter of credit.

7. Commitment

The Company has an operating lease agreement for office space which was amended November 12, 2016. It has an expiration date of March 31, 2020.

At December 31, 2017 future aggregate minimum annual rent payments under this lease are approximately as follows:

Year ending December 31,

2018	$ 284,000
2019	284,000
2020	71,000
	$ 639,000

8. Employee benefit plan

Effective January 1, 2002, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan (the "Plan") under section 401(k) of the Internal Revenue Code of 1986 (the "Code"), as amended. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Code. All full-time employees are eligible for the Plan. The Company matches up to $12,000 per year of each employee's contributions.